FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 04 October 2019
Exhibit No. 2	Notice of Redemption dated 18 October 2019
Exhibit No. 3	Q3 Interim Management Statement dated 24 October 2019
Exhibit No. 4	Publication of Suppl.Prospcts dated 25 October 2019

Exhibit No. 1

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 3 October 2019 for NatWest Markets Plc ("NatWest Markets") for the €13,800,000 0.46 per cent. Notes due 7 October 2025 (ISIN: XS2063247832) (the "Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019, 17 May 2019, 17 June 2019, 2 July 2019 and 2 August 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8596O_1-2019-10-4.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 2

Notice of Redemption

NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) (the "Issuer")

The holders of the £600,000,000 Fixed Rate Undated Subordinated Notes (ISIN: XS0206633082 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 3 December2019. The amount of the Notes currently outstanding is £34,928,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(c) (Call Option - Redemption at the Option of the Issuer) of the Notes at par, together with interest accrued to the Redemption Date and all Arrears of Interest. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/4329Q_1-2019-10-18.pdf

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Exhibit No. 3

Q3 2019
Interim Management Statement

NatWest Markets Group                                                                                                                                                                                          natwestmarkets.com

NatWest Markets Plc
Q3 2019 Interim Management Statement

NatWest Markets Group (NWM Group) reported a loss of £20 million for Q3 2019 compared with a profit of £87 million in Q2 2019 and a profit of £117 million in Q3 2018. NatWest Markets had a challenging quarter, and was impacted by a deterioration in economic sentiment for the global economy and a fall in bond yields.

Highlights
Income, costs and legacy issues
●
Income was £106 million in Q3 2019, compared with £230 million in Q2 2019 and £198 million in Q3 2018, reflecting lower Core income in challenging market conditions. Rates income was particularly impacted, due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets.

●
Operating expenses of £182 million in Q3 2019 were stable compared with Q2 2019 and £236 million lower than in Q3 2018, largely due to reimbursement under indemnification agreements and other one-off cost recoveries in Q3 2019 and Q2 2019 respectively.

Balance sheet, capital and RWAs
●
NWM Group’s total assets and liabilities increased by £65.8 billion and £66.4 billion to £313.7 billion and £305.2 billion respectively at 30 September 2019, compared with 31 December 2018. The increases primarily reflect client flow activity as well as an increase in derivative fair values following a downward shift in interest rate yields and weaker sterling.

●
NWM Plc issued £1.2 billion equivalent of term senior unsecured debt securities in benchmark deals during Q3 2019, bringing the total issuance across benchmark and private placement formats during 2019 to £4.5 billion, in line with the £3-5 billion 2019 funding target.

●
Total NWM Plc RWAs were £39.4 billion at 30 September 2019, compared with £38.7 billion and £40.8 billion at 30 June 2019 and 31 December 2018 respectively, with the increase since 30 June 2019 primarily due to the requirement to hold higher capital on derivative assets driven by market moves in August and September.

●	NWM Plc’s Common Equity Tier 1 (CET1) ratio decreased to 14.7%, from 15.6% at 31 December 2018, principally reflecting dividends paid and other reserve movements in the period.
NatWest Markets N.V. (NWM N.V.)
●	NWM N.V., the RBS Group’s banking entity in the Netherlands, is operationally ready to ensure continuity of service to European Economic Area (EEA) customers when the UK leaves the European Union.
●	NWM N.V. is expected to become a subsidiary of NWM Plc in Q4 2019, subject to regulatory approval.

The table below sets out the performance key metrics and ratios.
	30 September	31 December
Performance key metrics and ratios (1)	2019	2018
Liquidity coverage ratio (LCR) (%) (2)	188	457
Liquidity portfolio (£bn)	16.3	17.2
Total wholesale funding (£bn) (3)	22.2	19.8
Total funding including repo (£bn)	97.7	80.0

Common Equity Tier (CET1) ratio (%)	14.7	15.6
CRR leverage ratio (%)	4.5	5.0
Risk-weighted assets (RWAs) (£bn)	39.4	40.8
Total Capital ratio (%)	21.6	21.5
Total CRR-compliant MREL (£bn)	13.7	13.9
Total MREL ratio (%)	34.9	34.0

Notes:
(1)	Capital, leverage and RWAs are based on the PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	This metric has been presented for NWM Plc as managed internally.
(3)	Excluding derivative collateral, customer deposits, repo and intra-RBS Group balances.

Outlook(1)
Despite the near-term challenges faced by the business, particularly in relation to the ongoing impact of Brexit uncertainty and other macroeconomic factors, we retain the 2020 target capital and balance sheet metrics as set out in NatWest Markets Group’s 2018 Annual Report and Accounts.

Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 34 and 35 of the 2019 Interim Results and 124 to 133 of NatWest Markets Group’s 2018 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

The segmental analysis of NWM Group’s key income statement lines is set out below.
	Q3 2019			Q2 2019			Q3 2018
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(55)	1	(54)	(83)	12	(71)	(43)	(72)	(115)
Non-interest income	178	(18)	160	261	40	301	356	(43)	313
Total income	123	(17)	106	178	52	230	313	(115)	198
Strategic costs	(48)	(5)	(53)	(33)	-	(33)	(69)	-	(69)
Litigation and conduct costs	(7)	145	138	(2)	12	10	(105)	(19)	(124)
Other operating expenses	(271)	4	(267)	(265)	108	(157)	(232)	7	(225)
Operating expenses	(326)	144	(182)	(300)	120	(180)	(406)	(12)	(418)
Operating (loss)/profit before impairments	(203)	127	(76)	(122)	172	50	(93)	(127)	(220)
Impairment releases/(losses)	5	(2)	3	18	(2)	16	(10)	-	(10)
Operating (loss)/profit before tax	(198)	125	(73)	(104)	170	66	(103)	(127)	(230)
Tax credit			53			21			19
(Loss)/profit from continuing operations			(20)			87			(211)
Profit from discontinued operations, net of tax			-			-			328
(Loss)/profit for the period			(20)			87			117

Income
Rates	(35)	-	(35)	100	-	100	100	-	100
Currencies	118	-	118	120	-	120	126	-	126
Financing	111	-	111	104	-	104	106	-	106
Revenue share paid to other RBSG segments	(51)	-	(51)	(51)	-	(51)	(7)	-	(7)
Core income excluding OCA	143	-	143	273	-	273	325	-	325
Legacy	(9)	-	(9)	(91)	-	(91)	(32)	-	(32)
Own credit adjustments (OCA)	(11)	-	(11)	(4)	-	(4)	20	-	20
Other	-	(17)	(17)	-	52	52	-	(115)	(115)
Total income	123	(17)	106	178	52	230	313	(115)	198

●
Operating loss before tax was £73 million compared with a £66 million operating profit in Q2 2019 and a £230 million loss in Q3 2018. Total income of £106 million was lower by £124 million and by £92 million when compared with Q2 2019 and Q3 2018 respectively, reflecting lower trading income in challenging market conditions. Operating expenses  of £182 million in Q3 2019 were stable against Q2 2019 but down significantly from £418 million in Q3 2018, largely due to reimbursement under indemnification agreements and one-off cost recoveries in Q3 2019 and Q2 2019 respectively.

●
Net interest income was a net expense of £54 million in Q3 2019 compared with a net expense of £71 million in Q2 2019 and £115 million in Q3 2018, largely representing funding costs of the business. Net interest expense is primarily recognised within the NatWest Markets segment in 2019 following the structural reorganisation in 2018.

●
Non-interest income of £160 million decreased by £141 million compared with £301 million in Q2 2019, and by £153 million compared with £313 million in Q3 2018, driven by challenging trading conditions which particularly affected Rates income during Q3 2019, most significantly during August 2019. Rates income was impacted due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets.

●
Operating expenses were £182 million in Q3 2019, compared with £180 million in Q2 2019 and £418 million in Q3 2018. Litigation and conduct costs, a credit of £138 million in Q3 2019, were driven by £162 million in reimbursement under indemnification agreements, compared to a £10 million release in Q2 2019 and expense of £124 million in Q3 2018. Strategic costs were £53 million in Q3 2019, compared with £33 million in Q2 2019 and £69 million in Q3 2018. Other operating expenses increased to £267 million from £157 million in Q2 2019, largely as a result of certain one-off cost recoveries in Q2 2019 and by £42 million relative to Q3 2018 (£225 million) which included the impact of certain provision releases.

●
Impairment releases were £3 million in Q3 2019, compared with a release of £16 million in Q2 2019 and impairment losses of £10 million in Q3 2018. The release in Q3 2019 was largely due to the repayment of an IFRS 9 Stage 2 loan.

●
NatWest Markets operating loss before tax was £198 million compared with £104 million and £103 million in Q2 2019 and Q3 2018 respectively, driven by lower Core income in Q3 2019 of £143 million (Q2 2019 - £273 million, Q3 2018 - £325 million) which was impacted by challenging market conditions, particularly affecting Rates. This was partially offset by lower legacy losses compared with prior periods. Operating expenses of £326 million in Q3 2019 increased compared to Q2 2019 (£300 million), but were lower than in Q3 2018 (£406 million) which included higher litigation and conduct costs offset by provision releases.

●
Central items & other
operating profit before tax was £125 million in Q3 2019 compared with £170 million in Q2 2019 and losses of £127 million in Q3 2018. The movements in Q3 2019 and Q2 2019 were largely driven by £162 million in reimbursement under indemnification agreements and one-off cost recoveries respectively, whereas Q3 2018 included net interest expenses and other operating losses.

Business performance summary

	Nine months ended
	30 September 2019			30 September 2018
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(171)	10	(161)	31	(212)	(181)
Non-interest income	751	22	773	968	(36)	932
Total income	580	32	612	999	(248)	751
Strategic costs	(93)	(5)	(98)	(93)	-	(93)
Litigation and conduct costs	(3)	157	154	(114)	(801)	(915)
Other operating expenses	(819)	170	(649)	(785)	-	(785)
Operating expenses	(915)	322	(593)	(992)	(801)	(1,793)
Operating (loss)/profit before impairments	(335)	354	19	7	(1,049)	(1,042)
Impairment releases/(losses)	39	-	39	(11)	-	(11)
Operating (loss)/profit before tax	(296)	354	58	(4)	(1,049)	(1,053)
Tax credit			127			36
Profit/(loss) from continuing operations			185			(1,017)
Profit from discontinued operations, net of tax			-			2,100
Profit for the period			185			1,083

Income
Rates	291	-	291	527	-	527
Currencies	343	-	343	325	-	325
Financing	308	-	308	317	-	317
Revenue share paid to other RBSG segments	(152)	-	(152)	(114)	-	(114)
Core income excluding OCA	790	-	790	1,055	-	1,055
Legacy	(152)	-	(152)	(115)	-	(115)
Own credit adjustments (OCA)	(58)	-	(58)	59	-	59
Other	-	32	32	-	(248)	(248)
Total income	580	32	612	999	(248)	751

●

Operating profit before tax was £58 million compared with a loss of £1,053 million from continuing operations for the nine months ended September 2018.Total income of £612 million was lower by £139 million compared with £751 million in the comparative period, reflecting lower trading income in challenging market conditions. Operating expenses reduced by £1,200 million to £593 million, primarily reflecting reimbursement under indemnification agreements and certain one-off cost recoveries in the nine months to 30 September 2019, as well as the non-repeat of RMBS-related litigation and conduct costs in the prior period.

●

 Net interest income was a net expense of £161 million, compared with a net expense of £181 million in the prior period. Net interest expenses largely represent funding costs of the business and are primarily reflected in the NatWest Markets segment in 2019 following the structural reorganisation in 2018.

●

Non-interest income decreased by £159 million to £773 million, compared with £932 million in the prior period, driven by challenging trading conditions which particularly affected Rates income, most significantly during August 2019. Rates income was impacted due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets.

●

Operating expenses of £593 million were down by £1,200 million compared with the prior period. Litigation and conduct costs, a credit of £154 million, predominantly reflected £162 million in reimbursement under indemnification agreements during the nine months to 30 September 2019 compared with the prior period costs of £915 million which were largely driven by the settlement with the US Department of Justice (DoJ) in relation to RMBS matters. Strategic costs were up marginally during the period. Other operating expenses of £649 million decreased by £136 million, largely due to certain one-off cost recoveries.

●

Impairment releases were £39 million for the nine months ended 30 September 2019 compared with impairment losses of £11 million in the prior period, driven by expected recoveries on IFRS 9 Stage 3 defaulted assets, the repayment of Stage 2 loans as well as other credit improvements.

●

NatWest Markets operating loss before tax was £296 million compared with a loss of £4 million in the prior period, driven by lower Core income of £790 million which was impacted by challenging market conditions, particularly impacting Rates, when compared to the prior period (£1,055 million). Legacy losses of £152 million (nine months ended 30 September 2018 - £115 million) largely reflects the absorption of net interest expenses previously within Central items & other. Operating expenses reduced by £77 million to £915 million for the nine months to 30 September 2019, mainly due to the non-repeat of litigation and conduct costs in the prior period.

●

Central items & other operating profit was £354 million compared with a loss of £1,049 million in the prior year, largely driven by £162 million in reimbursement under indemnification agreements and one-off cost recoveries, together with the non-repeat of RMBS-related costs and net interest expenses in the comparative period.

Business performance summary
The segmental analysis of key balance sheet lines for NWM Group is set out below. Commentary refers to the table below as well as the consolidated balance sheet on page 7 for the period 30 September 2019 compared with 31 December 2018.

	30 September 2019			30 June 2019			31 December 2018
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	138.2	0.2	138.4	132.0	0.6	132.6	111.2	2.4	113.6
of which: Core	134.9	0.2	135.1	128.3	0.6	128.9	107.1	2.4	109.5
of which: Legacy	3.3	-	3.3	3.7	-	3.7	4.1	-	4.1
Derivative assets	175.3	-	175.3	147.8	-	147.8	133.9	0.4	134.3
Total assets	313.5	0.2	313.7	279.8	0.6	280.4	245.1	2.8	247.9

●
Total assets and liabilities increased by £65.8 billion and £66.4 billion to £313.7 billion and £305.2 billion respectively at 30 September 2019, compared with £247.9 billion and £238.8 billion at 31 December 2018. Funded assets, which exclude derivatives, increased by £24.8 billion to £138.4 billion at 30 September 2019.

●
Trading assets, which primarily include securities and reverse repurchase agreements relating to client-led activity, as well as derivative cash collateral posted, increased by £13.4 billion to £88.4 billion at 30 September 2019, driven by increased levels of customer flow trading relative to year end 2018. Trading liabilities, comprising mainly short positions, repurchase agreements and derivative cash collateral received, increased by £13.2 billion to £85.5 billion at 30 September 2019.

●
Derivative assets and derivative liabilities were up £41.0 billion to £175.3 billion and £42.9 billion to £172.8 billion respectively compared with the prior year end. The movements in mark-to-market were driven by a significant downward shift in interest rate yields, together with sterling having weakened against major currencies since the year end 2018.

●
Settlement balance assets and liabilities were up £8.5 billion and £7.6 billion to £11.2 billion and £10.5 billion respectively, reflecting increased trading compared with the seasonally low levels of client activity leading up to 31 December 2018.

●
Other financial assets, which include non-trading government debt securities of £6.6 billion, increased to £13.1 billion at 30 September 2019 (31 December 2018 - £11.3 billion). Other financial liabilities, which includes £15.0 billion of medium term notes, increased to £18.4 billion at 30 September 2019 (31 December 2018 - £16.3 billion) largely driven by net benchmark issuance activity in the period.

●	Owners’ equity decreased by £0.6 billion to £8.5 billion at 30 September 2019 primarily due to dividends paid to RBSG and other reserves movements during the period.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	30 September	30 June	31 December
	2019	2019	2018
Capital adequacy ratios	%	%	%
CET1	14.7	15.2	15.6
Tier 1	17.2	17.7	18.0
Total	21.6	22.3	21.5

Capital (1)	£m	£m	£m
CET1	5,775	5,870	6,369
Tier 1	6,767	6,848	7,352
Total	8,514	8,655	8,757

Risk-weighted assets
Credit risk	9,888	10,074	9,234
Counterparty credit risk	13,171	13,229	13,285
Market risk	13,290	12,386	14,106
Operational risk	3,039	3,039	4,152
Total RWAs	39,388	38,728	40,777

Leverage (2)
CRR leverage exposure (£m)	151,283	156,996	148,502
Tier 1 capital (£m)	6,767	6,848	7,352
CRR leverage ratio (%)	4.5	4.4	5.0

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

Condensed consolidated income statement for the period ended 30 September 2019 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Interest receivable	496	234	218	152	116
Interest payable	(657)	(415)	(272)	(223)	(231)
Net interest income (1)	(161)	(181)	(54)	(71)	(115)
Fees and commissions receivable	263	207	82	90	38
Fees and commissions payable	(280)	(182)	(95)	(125)	(51)
Income from trading activities	721	1,003	178	322	340
Other operating income	69	(96)	(5)	14	(14)
Non-interest income	773	932	160	301	313
Total income	612	751	106	230	198
Staff costs	(537)	(424)	(174)	(184)	(101)
Premises and equipment	(75)	(78)	(21)	(30)	(27)
Other administrative expenses	31	(1,278)	19	35	(279)
Depreciation and amortisation	(12)	(13)	(6)	(1)	(11)
Operating expenses	(593)	(1,793)	(182)	(180)	(418)
Profit/(loss) before impairment releases/(losses)	19	(1,042)	(76)	50	(220)
Impairment releases/(losses)	39	(11)	3	16	(10)
Operating profit/(loss) before tax	58	(1,053)	(73)	66	(230)
Tax credit	127	36	53	21	19
Profit/(loss) from continuing operations	185	(1,017)	(20)	87	(211)
Profit from discontinued operations, net of tax	-	2,100	-	-	328
Profit/(loss) for the period	185	1,083	(20)	87	117

Attributable to:
Ordinary shareholders	140	1,082	(35)	57	117
Paid-in equity holders	45	-	15	30	-
Non-controlling interests	-	1	-	-	-
	185	1,083	(20)	87	117

Note:
(1)
Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Condensed consolidated statement of comprehensive income for the period ended 30 September 2019 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Profit/(loss) for the period	185	1,083	(20)	87	117
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(2,000)	-	-	-
Profit/(loss) on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(50)	74	(11)	(16)	15
FVOCI financial assets	(180)	47	(175)	(36)	44
Tax	23	496	(8)	10	(4)
	(207)	(1,383)	(194)	(42)	55
Items that do qualify for reclassification
FVOCI financial assets	(2)	(326)	(7)	5	(528)
Cash flow hedges	116	(156)	63	14	393
Currency translation	105	(898)	21	102	(880)
Tax	(26)	129	(14)	(5)	25
	193	(1,251)	63	116	(990)
Other comprehensive (loss)/income after tax	(14)	(2,634)	(131)	74	(935)
Total comprehensive income/(loss) for the period	171	(1,551)	(151)	161	(818)

Attributable to:
Ordinary shareholders	125	(1,556)	(166)	130	(821)
Paid-in equity holders	45	-	15	30	-
Non-controlling interests	1	5	-	1	3
	171	(1,551)	(151)	161	(818)

Note:
(1)
On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

Condensed consolidated balance sheet as at 30 September 2019 (unaudited)

	30 September	31 December
	2019	2018
	£m	£m

Assets
Cash and balances at central banks	11,426	11,188
Trading assets	88,374	74,972
Derivatives	175,269	134,250
Settlement balances	11,176	2,705
Loans to banks - amortised cost	949	626
Loans to customers - amortised cost	7,964	8,366
Amounts due from holding company and fellow subsidiaries	4,321	3,398
Other financial assets	13,084	11,268
Other assets	1,147	1,108
Total assets	313,710	247,881

Liabilities
Bank deposits	2,884	2,749
Customer deposits	2,638	2,580
Amounts due to holding company and fellow subsidiaries	10,890	10,161
Settlement balances	10,469	2,914
Trading liabilities	85,476	72,289
Derivatives	172,838	129,914
Other financial liabilities	18,383	16,279
Other liabilities	1,640	1,906
Total liabilities	305,218	238,792

Equity
Owners’ equity	8,489	9,087
Non-controlling interests	3	2
Total equity	8,492	9,089
Total liabilities and equity	313,710	247,881

Condensed consolidated statement of changes in equity for the period ended 30 September 2019 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	2,159	749	5,701	478	9,087	2	9,089
Implementation of IFRS 16 on 1 January 2019 (1)	-	-	(6)	-	(6)	-	(6)
Profit attributable to ordinary shareholders
and paid-in equity holders	-	-	185	-	185	-	185
Other comprehensive income
- Realised gains/(losses) in period on FVOCI
equity shares	-	-	166	(166)	-	-	-
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	(50)	-	(50)	-	(50)
- Other amounts recognised in equity	-	-		42	42	1	43
- Amount transferred from equity to earnings	-	-		(4)	(4)	-	(4)
- Tax	-	-	14	(17)	(3)	-	(3)
Ordinary shareholder dividends paid	-	-	(500)	-	(500)	-	(500)
Paid-in equity dividends paid	-	-	(45)	-	(45)	-	(45)
Share-based payments - gross (2)	-	-	(217)	-	(217)	-	(217)
At 30 September 2019	2,159	749	5,248	333	8,489	3	8,492

						30 September
							2019
Total equity is attributable to:							£m
Ordinary shareholders							7,740
Paid-in equity holders							749
Non-controlling interests							3
							8,492
*Other reserves consist of:
FVOCI reserve							(204)
Cash flow hedging reserve							203
Foreign exchange reserve							334
							333

Notes:
(1)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(2)	Includes adjustments to the allocation of deferred awards following the implementation of ring-fencing and the impact of vesting during the period.

Notes
1. Basis of preparation
NWM Group’s condensed consolidated financial statements should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWM Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the periods ended 30 September 2019 have been prepared on a going concern basis.

2. Accounting policies
NWM Group’s principal accounting policies are as set out on pages 66 to 70 of the 2018 Annual Report and Accounts and are unchanged other than as presented below.

Revised Accounting policy 10 - Leases
NWM Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. NWM Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 10 presented in NWM Group’s 2018 Annual Report and Accounts has been updated as follows:

As lessor
Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee
On entering a new lease contract, NWM Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Adoption of IFRS 16 resulted in the right of use assets of £56 million and lease liabilities of £62 million, and a decrease in retained earnings of £6 million.

For further details see page 70 of NWM Group’s 2018 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group’s financial condition are those relating to provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 70 of the 2018 Annual Report and Accounts.

Notes
3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 September	31 December
	2019	2018
Assets	£m	£m
Loans
- Reverse repos	27,512	24,758
- Cash collateral given	24,386	18,898
- Other loans	1,731	1,302
Total loans	53,629	44,958
Securities
- Central and local government
- UK	5,481	6,834
- US	8,193	4,689
- Other	15,995	13,498
- Other securities	5,076	4,993
Total securities	34,745	30,014
Total	88,374	74,972

Liabilities
Deposits
- Repos	34,220	25,645
- Cash collateral received	25,701	20,129
- Other deposits	1,561	1,786
Total deposits	61,482	47,560
Debt securities in issue	1,742	902
Short positions	22,252	23,827
Total	85,476	72,289

4. Other financial liabilities
	30 September	31 December
	2019	2018
	£m	£m
Debt securities in issue
- designated as at fair value through profit or loss	2,479	2,624
- amortised cost	15,265	12,997
Subordinated liabilities
- designated as at fair value through profit or loss	405	425
- amortised cost	234	233
Total	18,383	16,279

5. Amounts due to holding company and fellow subsidiaries

	30 September	31 December
	2019	2018
Liabilities	£m	£m
Bank deposits
- held-for-trading	1,808	419
- amortised cost	1,037	2,123
Customer deposits
- amortised cost	110	273
CRR-compliant internal MREL instruments issued to RBSG	5,448	5,125
Settlement balances	44	2
Subordinated liabilities
- amortised cost	2,153	1,962
Other liabilities	290	257
Total	10,890	10,161

Notes
6. Litigation, investigations and reviews
NWM Group’s 2019 Interim Results, issued on 2 August 2019, included comprehensive disclosures about NWM Group’s litigation, investigations and reviews in Note 12. Set out below are the material developments in these matters since the 2019 Interim Results were published.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
As previously disclosed, NWM Plc and certain other members of RBS Group, including RBSG, are defendants in a number of cases, including several class actions, pending in the United States District Court for the Southern District of New York which concern alleged manipulation of USD LIBOR. In September 2019, RBS Group companies reached a settlement in principle to resolve the class action on behalf of those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR. The settlement is subject to documentation and court approval. The amount of the settlement is covered by a provision existing as of 30 September 2019.

On 16 August 2019, the United States District Court for the Southern District of New York dismissed all remaining claims in the class action concerning alleged manipulation of Pound Sterling LIBOR on the ground that the only named plaintiff with potentially valid claims lacks capacity to maintain the suit. Plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit.

On 16 September 2019, the United States District Court for the Southern District of New York dismissed the amended class action complaint concerning alleged manipulation of Swiss Franc LIBOR on the ground that, because the named plaintiffs who originally purported to file the case had ceased to exist at the time of filing, there is no controversy over which court has jurisdiction. The court’s decision is subject to potential appeal.

US Anti-Terrorism Act litigation
On 16 September 2019, the United States District Court for the Eastern District of New York dismissed the US Anti-Terrorism Act case that has been pending against NWM N.V. and certain other financial institutions since it was filed in November 2014, concerning an alleged conspiracy to assist Iran in transferring money to Hezbollah and Iraqi terror cells. The court held that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The decision is subject to potential appeal.

US investigations relating to fixed-income securities
In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA’s requirements during its term, including by not engaging in conduct during the NPA that the US Department of Justice determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.  As previously disclosed, the NatWest Markets business is currently responding to a criminal investigation concerning unrelated securities trading by certain traders in 2018, which was reported to the USAO during the course of the NPA. In October 2019, NatWest Markets Securities Inc. agreed to a third extension of the NPA (for three additional months) so that the USAO could review the circumstances of that unrelated matter.  The NatWest Markets business is in discussions to resolve these matters.

7. Post balance sheet events
Other than as disclosed there have been no other significant events between 30 September 2019 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Presentation of information
NatWest Markets Plc (‘NWM Plc’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’ or ‘the holding company’). NatWest Markets Group (‘NWM Group’) comprises NWM Plc and its subsidiary and associated undertakings. The term ‘RBS Group’ comprises RBSG plc and its subsidiary and associated undertakings.

NatWest Markets Plc legal entity
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the RBS Group’s Q3 2019 Results and the NatWest Markets Plc legal entity disclosures in this document: NatWest Markets Plc legal entity includes the Central items & other segment but excludes NatWest Markets N.V.. The RBS Group’s Q3 2019 Results reports the NatWest Markets segment, including NatWest Markets N.V., but excludes the Central items & other segment.

Non-IFRS financial measures
As described in Note 1 on page 9, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Q3 Interim Management Statement contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on Page 2. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivatives. Funded assets are further segregated into core and legacy assets for the management view.
●
Management view of core and legacy for income and funded assets. Legacy positions consist predominantly of the residual exposures which were reported in Capital Resolution until its closure after Q3 2017.

For details of the expected changes in scope of NWM Group’s activities refer to page 38 of the 2019 Interim Results.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.
Contact
Richard Coombs	NatWest Markets Plc Investor Relations	+44 (0) 20 7672 1768

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NWM’s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and NWM Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM Group’s actual results are discussed in NWM Group's 2018 Annual Report and Accounts (ARA), in NWM Group’s Interim Results for H1 2019 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme and (iii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 25 October 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2287R_1-2019-10-25.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Richard Coombs
Head of NatWest Markets Investor Relations
Tel: +44 (0)207 672 1768

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2019

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary